Filed by: Enersis Américas S.A. (Commission File No. 001-12440)
pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended Subject Company: Endesa Américas S.A. (Commission File No. 001-37724)
Form F-4 Registration No. 333-211405

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number: 001-12440

Enersis Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Important Information For Investors and Shareholders

This communication relates to a proposed merger between Enersis Américas S.A. (“Enersis Américas”) and Endesa Américas S.A. (“Endesa Américas”).  In connection with the proposed merger, Enersis Américas and Endesa Américas are distributing a joint information statement/prospectus containing information about the proposed merger to their respective shareholders and holders of American Depositary Shares (ADSs).  The joint information statement/prospectus is included in the registration statement on Form F-4 (Registration No. 333-211405) filed with the Securities and Exchange Commission (the “SEC”).  Shareholders and ADS holders of Enersis Américas and Endesa Américas are urged to read the joint information statement/prospectus and other documents filed with the SEC carefully and in their entirety because they contain important information about Enersis Américas, Endesa Américas and the proposed merger.

Investors and security holders may obtain free copies of the prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the prospectus/information statement and the other documents filed with the SEC by Enersis Américas are also available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enersis@enel.com. Copies of the prospectus/information statement and the other documents filed with the SEC by Endesa Américas are available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.endesacl@enel.com.

CPAM: 10378874.1

SIGNIFICANT EVENT

Enersis Américas S.A.

Securities Registry Registration N° 175

Santiago, September 8, 2016

Ger. Gen. N° 57/2016

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Alameda Bernardo O’Higgins No. 1449

Santiago, Chile

Ref.: Significant Event

Dear Sir:

Pursuant to the provisions of articles 9 and 10, paragraph two, of Securities Market Law No. 18,045, and to the provisions of General Norm No. 30 of that Superintendence, and exercising the powers conferred upon me, I inform you by Significant Event, that today the Securities and Exchange Commission (“SEC”) of the United States of Americas has declared the validity or “effectiveness” of the Registration Statement on Form F-4 (“Form F-4”), filed by Enersis Américas S.A. (“Enersis Américas” or the “Company”) with said authority, in accordance with the Securities Act of 1933, to record the issuance of American Depositary Shares (“ADS”) by the Company as a result of the capital increase, which will be the objective in the event the merger with its affiliates Endesa Américas S.A. and Chilectra Américas is approved.

Under the United States rules applicable to the case, the information statement/prospectus that is part of the Form F-4, will be made available to shareholders and holders of ADSs to inform them about matters to be voted on at the upcoming extraordinary shareholders’ meetings of Enersis Américas and Endesa Américas to be held on September 28, 2016 and information about the shares and ADSs of Enersis Américas offered to holders of Endesa Américas shares and ADSs in the merger.

Additionally, and in accordance with the provisions of General Norm No. 30 of that Superintendence, we inform you that the aforementioned declaration of effectiveness of the Form F-4 allows Enersis Américas to confirm that the event described in the Significant Event dated August 16, 2016, consisting of the possibility that the next Extraordinary Shareholders’ Meeting to be held on September 28 would be postponed as a result of not obtaining a timely declaration of effectiveness can no longer occur.

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CPAM: 10378874.1

Finally, we inform shareholders and the market in general that a complete copy of the information statement/prospectus is available, as of this date, on the Company’s website: www.enersis.cl.

Cordially,

Luca D’Agnese

Chief Executive Officer

c.c.       Central Bank of Chile

 Santiago Stock Exchange

 Chilean Electronic Stock Exchange

 Valparaíso Stock Exchange

 Banco Santander Santiago – Bondholders Representatives

 Central Securities Depositary

 Risk Classification Commission

 National Economic Prosecutor's Office

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CPAM: 10378874.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: September 9, 2016